Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:     (610) 478-2048
Email:     jha@stevenslee.com
Direct Fax:     (610) 371-7960

May 31, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Summit Growth Corporation
Form 8-K Filed March 21, 2011
Amendment No. 1 to Form 8-K Filed March 31, 2011
Form 10-K for the fiscal year ended June 30, 2010
Filed October 13, 2010
File No. 000-52346

Dear Ladies and Gentlemen:

On behalf of Summit Growth Corporation (the “Company”), we respond as follows to the comment letter dated April 29, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Current Report on Form 8-K, as amended (the “Form 8-K”), and Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “Form 10-K”), as appropriate.  Copies of the Form 8-K and Form 10-K have been marked to note the changes from the original filings made with the Commission (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Form 8-K filed March 31, 2011

General

1.
Please consistently refer to the corporate entities mentioned in your financial statements.  For example, Dalian Tongda Equipment Technology Development Co. Limited is referred to as Tongda and as TETD in your registration statement and exhibits.  In addition, we note Victor Score Limited is referred to as Victory Score Ltd in the pro forma financial statements.  Please revise references for consistency.

Securities and Exchange Commission
May 31, 2011	Page 2

The Company has revised the references within the Form 8-K to consistently refer to each entity throughout the text and the exhibits.

Item 1.01 Entry Into a Material Definitive Agreement, page 1

2.	We note the share purchase agreement between Nautilus and Mid-Ocean, as mentioned in the first paragraph of this section. Please file this agreement as an exhibit.

The Company has filed the Securities Purchase Agreement by and between Nautilus and Mid-Ocean as Sellers, and Victor Score, as Purchaser as Exhibit 2.2 to Amendment No. 2 to the Form 8-K.

3.
We note the disclosure on page two regarding the amount of ordinary shares that will be outstanding following the consummation of the share consolidation and the automatic conversion of the preference shares.  We note that the consolidation would only appear to apply to the ordinary shares currently outstanding and that the consolidation does not appear to be reflected in the preference share conversion.  Therefore, it would appear that after the consolidation and conversion, the shareholder who owned the preference shares would control a greater percentage of the voting securities than the current ownership.  Please clearly disclose.

The Company respectfully disagrees with the conclusion of the Staff.  Currently there are 34,645,610 ordinary shares and 104,571.95 preference shares issued and outstanding.  Immediately following the one-for two share consolidation of ordinary shares (34,645,610 ∕ 2 = 17,322,805) and the automatic conversion of the preference shares into 10,457,195 ordinary shares, there will be 27,780,000 ordinary shares issued and outstanding (17,322,805 + 10,457,195 = 27,780,000).  Mr. Zheng, will therefore hold 37.64% (10,457,195 ∕ 27,780,000 = 0.3764).

However, with respect to the information on the share ownership table on page 60, when setting forth the current voting power of the preference shares held by Mr. Zheng, the Company has presumed only that the preference shares are entitled to 100 votes per share held.  Since there are 34,645,810 ordinary shares issued and outstanding and the preference shares have the voting equivalent of 10,457,195, the total voting power outstanding is 45,103,005 ordinary shares (34,645,810 + 10,457,195 = 45,103,005) and Mr. Zheng’s voting power is 23.19% 10,457,195 ∕ 45,103,005 = .2319).

4.
Please clarify whether as a result of the share exchange the company is now a foreign private issuer.  If so, provide clear disclosure of the impact this will have upon the information to be provided to investors.

The Company has revised the Form 8-K to disclose that it is deemed a foreign private issuer and to disclose the impact this may have upon information to be provided to investors.  Please note that, at this time, the Company intends to provide the information required to be disclosed by domestic issuers.

5.	Please disclose the material terms of the contractual agreements that result in your control of TOFA and Tongda.

Securities and Exchange Commission
May 31, 2011	Page 3

The Company has revised the disclosure on page 5 to outline the material terms of the VIE Agreements between Dalian Xinding and each of TOFA and Tongda and their respective shareholders as requested by the Staff.

Description of Our Industry, page 6

6.	Please revise the last sentence on page six to provide a brief description of “CCS wire.”

The Company has revised the last bullet on page 6 to define “CCS” as copper-clad steel.

7.	Please revise the disclosure in the business section to clearly state the source(s) of the information in this section. Provide us supplementally with copies of the source information.

To the extent that the disclosure of the sources of information are material to an investor’s understanding of the Company and the source material is available in English, the Company has provided references to the sources and links thereto.

As requested, the Company is supplementally providing copies of the following source information to the Staff:

•	Dai Expert Testimony
•	IWCC Data
•	Liaoning Government Work Report
•	News Article No.1 Describing Chinese State Council Stimulus Package
•	News Article No.2 Describing Chinese State Council Stimulus Package

Description of Our Business, page 8

8.	Discuss the industry data that TOFA collected to determine that it currently has a market share of approximately 30% of the high-end CCA market segment in China.

Within the composite bimetallic material industry, the “high-end CCA market segment” usually includes the four telecommunications operators, and to a lesser extent, the electrical appliance and power cable industries.  In 2009, the telecommunications RF cable market accounted for the sale of approximately 400,000 kilometers (km) of copper and/or CCA material.  Industry-wide, RF cables sold in 2009 consisted of approximately 60% of 7/8” Φ9.3-9.8 copper inner conductors and 40% of 1/2” Φ4.90 CCA inner conductors.  The total sale of CCA inner conductors was, therefore, 160,000 km.  Each km of CCA inner conductor contains 60 kg of CCA, using a total of 9,600 metric tons of CCA in 2009.  TOFA sold 3,035 metric tons (or 30%) of the total output of CCA for RF cables in 2009.

9.
Please discuss the basis for or assumptions underlying your belief that you may achieve annual revenue and profit growth of 30% over the next three years.  In particular we note that revenues decreased from the year ended December 31, 2008 and 2009.  Also, clarify whether the reference to profit is a reference to gross profit.  Lastly, we direct you to Item 10(b) of Regulation S-K for the Commission policy on projections.  We similarly note projections elsewhere in the report, such as the estimated net sales to customers on pages 11 and 15.

Securities and Exchange Commission
May 31, 2011	Page 4

The basis for or assumptions underlying the Company’s belief that it may achieve annual operating income and net profit growth of 30% over the next three years are:

•
The reasons for sales growth are: (1) with the increasing consumption of copper resources and the soaring price of copper, CCA products will replace copper products at a faster speed; and (2) with China's rapid economic development and a huge economic stimulus program implementation, CCA and CCS end-users, including the telecommunications, power, IT, automobiles, household appliances industry will enjoy new development opportunities. In the next three years, management believes each category of sales income will realize gains to a different extent. Specifically:

1.
CCA wires and cables have just begun to replace copper. Sales of CCA will experience a large increase. In the next three years, R&D and sales of CCA will be one of the main development goals for the Company. The Chinese Government is promoting and implementing energy saving industrial policies and the Company intends to actively assist local governments in their public campaigns to promote the use of CCA wires and cables instead of copper cables in power grids, municipal engineering, industrial parks, and residential quarters. The Company plans to obtain equity financing in the first half of this year so that it can build new CCA wire and cable factories to meet the market demand. In the next three years, the estimated income from this part of the Company’s operation is expected to experience a compound annual revenue growth of about 120%.

2.
The market for CCA and CCS wires will continue to grow. However, because of strong competition in this market, the Company conservatively estimates growth in this part of its operations to be about 7% in the next three years.

3.
The sales of the Company’s intelligent bimetallic composite materials production lines are mainly targeted at the overseas markets. The Company’s conservative estimation of growth in this part of its operations is approximately 4% per year in the next three years.

Based on the above factors, the Company estimates its annual operating income in the next three years to be 30%.

•	Reasons for estimated growth of net profit. The Company expects its net profit to enjoy an annual growth of 30% for the following reasons:

Securities and Exchange Commission
May 31, 2011	Page 5
1.
The Company's consolidated gross profit margin will likely remain at the current 38%. Because the sales structure will change in the next three years, the gross profit of CCA wires and cables will increase. The price for CCA wires and cables is determined by discounting the price for copper wires and cables by 20%-30%. On the other hand, the cost of manufacturing CCA wires and cables is 50% of that of pure copper wires and cables. Therefore, higher gross profit is expected from the manufacturing and sales of CCA wires and cables. In addition, sales of CCS products and intelligent bimetallic production lines will also increase gross profits. Therefore, the overall level of gross profits can at least maintain the current level.

2.	SG&A is expected to be about 5% of the overall sales income. This number is consistent with the 5% in 2009 and 5.8% in 2010.

3.	Other income is the Company's sporadic non-core income and is projected to be about $10 million in the next three years.

4.	Interest expense is estimated based on forecasting loan principal, interest rate and exchange rate.

5.	Income tax rate is 15% because the Company is a high-tech enterprises and entitled to enjoy a preferential income tax rate.

By consolidating the above items, the Company estimates its annual net profit in the next three years to be approximately 30%.

Additionally, the Company has replaced the estimated figures on pages 11 and 15 with actual 2010 year end results.

10.
We note the disclosure on page nine about the current electro-plating production process and your belief that the Chinese government will likely cause the abandonment of production of this material.  Please provide the basis for this belief and explain how your process differs from the current process and why you believe your CCS will replace these existing products, especially given the minimal amount of revenues attributable to this part of your business at this time.

The Company has amended the disclosure on page 13 to provide additional information for its belief that the Chinese government will likely cause the abandonment of the production of currently produced electro-plate material and to explain the differences between the traditional products and the Company’s product.

11.	Please revise to specify the duration of the patents as discussed on pages 12 and 15-16. See Item 101(h)(4)(vii) of Regulation S-K.

The Company has revised the disclosure on pages 12, 15 and 16 to specify the duration of the patents held by TOFA and Tongda.

12.
We note the following statement on page 12:  “This achievement is the result of extremely strong and aggressive dedication to research and development, an attribute that no other competitor in China possesses, as well as the quality of the products that it puts out.” Please revise to provide your basis for the clause “an attribute that no other competitor in China possesses.”

Securities and Exchange Commission
May 31, 2011	Page 6

The Company has removed the clause “an attribute that no other competitor in China possesses” and expanded the discussion about its dedication to research and development on page 12.

13.
We note the reference on page 16 to the installation of appropriate facilities to begin mass production of CCS wires.  Please discuss the expected time frame and estimated costs associated with this proposed expansion.  Provide similar disclosure regarding the expected new plant for CCA electricity/power cables discussed on page 17.

The Company has expanded its discussion of mass production of CCS wires and CCA electricity/power cable production to include the expected time frame and estimated costs of development for each project on pages 16 and 17.

14.	Please revise to disclose the number of total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

The Company has revised the disclosure on pages 10 and 14 to specify the number of total employees and the number of full-time employees employed by each of TOFA and Tongda.

15.	We note your disclosure on page 36 regarding your research and development costs. Please revise to add similar disclosure to this section. See Item 101(h)(4)(x) of Regulation S-K.

The Company has revised the disclosure on pages 12 and 15 to include research and development costs for TOFA and Tongda as requested by the Staff.

16.
We note the risk factor on page 22 regarding potential environmental liability.  Please revise to disclose the costs and effects of compliance with environmental laws.  See Item 101(h)(4)(xi) of Regulation S-K.

The Company has revised the disclosure on pages 10 and 14 to include the costs and effects of compliance with environmental laws for TOFA and Tongda as requested by the Staff.

17.
We note the first two risk factors under the sub-heading “Risks Related to Doing Business in China” on page 26.  Please revise to disclose the effect of existing or probable governmental regulations on your business.  See Item 101(h)(4)(ix) of Regulation S-K.

The Company has revised the disclosure in the first two risk factors under the sub-heading “Risks Related to Doing Business in China” on page 26 to disclose the effect of existing or probable governmental regulations on its business.

18.	Please provide the disclosure required by Item 102 of Regulation S-K.

Securities and Exchange Commission
May 31, 2011	Page 7

The Company notes that the Form 8-K includes the information required to be disclosed on page 10 for TOFA and page 14 for Tongda. The Form 8-K has been amended to include disclosure of the leases held for the land on which the facilities are built.

Risk Factors, page 18

19.	Please remove the statement from the introductory paragraph that “the risks described below are not the only ones facing our Company.” The risk factors section should discuss all material risks.

The Company has revised the disclosure on page 18 as requested by the Staff.

20.	We note you retain outside advisors to assist you in the preparation of your financial statements. Do not provide us with their names, but please tell us:

a)	why you believe the outside advisors are qualified to assist you in the preparation of your financial statements in US GAAP;

The Company’s outside advisors have more than five years experience with US GAAP conversion and financial statement preparation and currently provide advisory services for one other US listed company.

b)	how many hours they spent last year performing these services for you; and

The Company’s outside advisor spent approximately two weeks (10 full working days) performing these services for the Company.

c)	the total amount of fees you paid your outside advisors in connection with the preparation of your financial statements.

The Company paid its outside advisor $18,000 for these services.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

21.
The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure.  As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Securities and Exchange Commission
May 31, 2011	Page 8

The Company has revised the executive overview to its discussion and analysis of financial condition and results of operations on pages 40-42 to more fully discuss the factors that management deems critical to its future as requested by the Staff.

22.
We note your critical accounting policies are copies of your accounting policies in the notes to the consolidated financial statements.  Please revise your discussion of critical accounting policies to supplement, rather than duplicate, your accounting policies.  For example, a discussion of consolidation of variable interest entities should present your methodology for determining you are the primary beneficiary including significant judgments and assumptions.  Please see SEC release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

The Company has revised its discussion of critical accounting policies to supplement the accounting policies set forth in the notes to financial statements.

23.
We note you have included results of operations for the three and nine months ended September 30, 2010, as well as for the year ended December 31, 2008, on page 45.  Please explain why you have provided information regarding periods not presented in the accompanying financial statements or remove.

In the original Form 8-K filing, the Company filed (i) audited financial statements for the periods ended September 30, 2010, December 31, 2009 and December 31, 2008 in Exhibit 99.1 and (ii) unaudited financial statements for the three and nine month periods ended September 30, 2010 and 2009 in Exhibit 99.2.  In Amendment No. 1 to the Form 8-K, the Company further filed audited financial statements for the periods ended December 31, 2010 and 2009 in Exhibit 99.1(b).  Since all of these periods were included in the financial statements filed with the Commission in the Form 8-K, as amended, it was determined that it was appropriate to be more inclusive and address all of the periods in the MD&A.  However, the Company recognizes that this disclosure may be confusing to the reader and has revised the MD&A to address only the financial periods covered in Exhibit 99.1(b).

24.	Please discuss in the liquidity section the bank loans.

The Company has added a discussion in the liquidity section on page 43 of the MD&A relating to the bank loans as requested by the Staff.

Liquidity and capital resources, page 46

25.
Please expand your disclosures here to include an analysis of the components of the statements of cash flows (i.e.  operating, investing, and financing activities) that explains the significant year-to-year variations in the line items.  For instance, we note your accounts receivable, inventory and accounts payables had significant impact on operating cash flows.  Your expanded disclosure should explain each significant variation and discuss any trends that will have a material effect upon liquidity.

Securities and Exchange Commission
May 31, 2011	Page 9

The Company has expanded its disclosures in the Liquidity and Capital Resources section of the Form 8-K on page __ as requested by the Staff.

Certain Relationships and Related Transactions, page 50

26.	Please provide the disclosure required by Item 404 of Regulation S-K. We note the information in footnote five of the financial statements.

The Company has revised the disclosure on page 47 to address the short term loans made to certain shareholders of TOFA and Tongda in 2009 and 2010.

27.	Disclose the amount that has been paid to Maxim Group to date.

The Company has added a sentence to the disclosure on page 47 to indicate that the Company has paid Maxim $70,000 under the agreement to date.

28.	Provide the disclosure required by Item 404 of Regulation S-K for the purchases of raw materials from and finished goods to entities controlled by Mr. Zheng.

The Company would note that the Form 8-K currently addresses the disclosure requested by the Staff.  The Company has added a statement on page 47, in the second paragraph under the heading “Transactions with Related Persons, Promoters and Certain Control Persons,” to clarify that that the transactions among the Related Companies are on commercially reasonable terms consistent with those provided to unrelated third parties.

Directors, Executive Officers, Promoters and Control Persons, page 52

29.	Please disclose the dates of employment for each position listed in Mr. Zhang's business experience.

The Company has revised the information in Mr. Zhang’s biography on page 49 to provide the dates of employment for each position listed therein.

30.
Please revise the biographical information for Mr. Rozelle and Yu-Long Wang to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors, in light of your business and structure.  See Item 401(e)(1) of Regulation S-K.

The Company has revised the biographical information for Yu-Long Wang to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director.  However, as discussed in the Form 8-K, Mr. Rozelle was a director of the Company pre-merger.  He has submitted his resignation, which became effective on May 5, 2011 (10 days following the filing and mailing of the Company’s Schedule 14F-1 Information Statement).  As a result, the Company respectfully believes it is not necessary to include a similar discussion of his experience and qualifications.

31.
Please remove the reference “to the best of our knowledge” from the involvement in certain legal proceedings disclosure, as the company is in the position to know this information about officers and directors.

Securities and Exchange Commission
May 31, 2011	Page 10

The Company has removed the reference “to the best of our knowledge” from the involvement in certain legal proceedings disclosure on page 50 as requested by the Staff.

Item 3.02 Unregistered Sales of Equity Securities

32.
We note your reference to Rule 506 in connection with the November 19, 2010, transaction; however, we cannot locate the related Form D. Please advise.  Also, disclose the facts supporting your reliance upon the exemption.

The Company removed the discussion of the November 19, 2010 from Item 3.02 on page 55 of the Form 8-K.  This transaction was previously reported in detail on a Current Report on Form 8-K filed with the Commission on November 23, 2010.

Item 5.01 Changes in Control of Registrant

33.	Please disclose the address for each owner listed in the beneficial ownership table.

The Company has revised the beneficial ownership table and the footnotes thereto on pages 56 and 57 to disclose the address of each beneficial owner.

Item 9.01 Financial Statement and Exhibits

34.	Schedule 4.01(a) to Exhibit 2.1 appears to contain material terms of the share exchange and preference shares. Therefore, please re-file exhibit 2.1 to include Schedule 4.01(a).

The Company respectfully disagrees with the Staff.  Exhibit 4.01(a) to the Share Exchange Agreement is a list of the Victor Score shareholders and the shares that they received in the share exchange.  The Company has disclosed the share holdings, and voting power, of those former Victor Score shareholders who are officers, directors or 5% shareholders of the Company as a result of the consummation of the share exchange in the beneficial ownership table on page 56 of the Form 8-K.  Since no other former Victor Score shareholder received 5% or more of the Company’s capital stock in the share exchange, the exact share ownership of the remaining shareholders does not appear to be material.

35.	Please file signed, complete versions of each exhibit filed in preliminary form.

The Company has amended Exhibits 10.2 through 10.11 to include all of the signed, final versions.  Certain personal information about the TOFA and Tongda shareholders has been redacted.

Securities and Exchange Commission
May 31, 2011	Page 11

36.	Please file complete copies of Exhibits 10.1, 10.4, 10.5, and 10.15. We note that they are missing exhibits, schedules and/or attachments.

The Company has filed complete copies of Exhibits 10.1, 10.4, 10.5 and 10.15 as requested by the Staff.

Exhibit 99.1B

Consolidated Financial Statements

Consolidated Statements of Operations and Other Comprehensive Income, page 3

37.
We note that you have leasing sales related to exclusive production technologies but there are no associated costs of sales.  We also note that you are amortizing certain intangible assets consisting of exclusive production technologies which appear to be related to your leasing sales.  Please revise to include all direct costs associated with leasing sales as cost of sales.

The Company notes that the exclusive production technologies were developed by the Company internally and the relevant research and development costs have been included in operating expenses, while the amortization of intangible assets are related to separate exclusive production technologies acquired from a third party.

38.	Please provide earnings per share data on the face of your statements of operations for all periods presented. Refer to FASB ASC 260-10-45.

The Company has revised the Consolidated Statements of Operations and Other Comprehensive Income table in Exhibit 99.1 to include the earnings per share data for the periods presented.

Notes to Consolidated Financial Statement

General

39.
We note that you have not provided information relating to segment reporting.  Please disclose how you analyzed FASB ASC 280 to determine your operating and reportable segments.  Revise to provide the required disclosures of each reportable segment and also include entity-wide information about geographic areas and major customers.  Refer to the guidance of FASB ASC 280-10-50-20 through 280-10-50-42, as applicable.

The Company has revised Exhibit 99.1 to provide the required information regarding its business segments in Note 18. Business Segments.

1.  Organization and principle activities, page 6

40.
Please tell us and revise to disclose, in detail, how Victor Score Limited acquired its 100% interest in Apex Wealth Holdings Limited (AWHL), and how AWHL acquired its 100% interest in Dalian Xinding New Material Technology Consultancy Inc.  In your response, tell us how each transaction was accounted for and cite the supporting authoritative literature.  In addition, disclose the ownership of each entity before and after each transaction.

Securities and Exchange Commission
May 31, 2011	Page 12

The Company has revised Note 1.  Organization and principle activities to disclose, in detail, how Victor Score acquired its 100% interest in Apex Wealth, and how Apex Wealth acquired its 100% interest in Dalian Xinding as requested by the Staff.

2.  Summary of significant accounting policies

(d) Revenue recognition, page 9

41.
We note your revenue recognition policy disclosure lists the four criteria outlined in SAB 104.  Please revise your disclosure to clarify how each of these criteria applies specifically to each of your revenue streams (e.g.  disclose how persuasive evidence of an arrangement is demonstrated for product sales, leasing etc.) In addition, describe any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g.  product returns, credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

The Company has revised the disclosure in Note 2.  Summary of significant accounting policies - (d) Revenue recognition in Exhibit 99.1 as requested by the Staff.

42.
We note your revenue represents the invoiced value of goods sold.  We note on page 11 that TOFA normally receives a deposit of 30% of the contract value from its client when the sales contract is entered.  Please clarify in your revenue recognition policy how you account for customer deposits.

The Company includes sales deposits in accrued liabilities and other payables under “Current Liabilities” on the balance sheet.

43.
You state that leasing sales represent the revenue from leasing of several exclusive production technologies developed by research and development department of TETD.  The production technology relates to the technical know-how in the production process has not been registered as patent.  Please explain the term “production technologies” and clarify the method used and the estimates involved to determine revenue.

The Company has revised the disclosure in Note 2.  Summary of significant accounting policies - (d) Revenue recognition in Exhibit 99.1 to explain the term “production technologies” and clarify the method used and the estimates involved to determine revenue as requested by the Staff.

44.
Please revise to disclose your accounting policy relating to shipping and handling costs, including whether you charge your customers for shipping and handling fees and if you include such amounts in revenue.

Securities and Exchange Commission
May 31, 2011	Page 13

The Company has revised the disclosure in Note 2.  Summary of significant accounting policies - (d) Revenue recognition in Exhibit 99.1 to disclose its accounting policy relating to shipping and handling costs as requested by the Staff.

(o) Income taxes, page 12

45.
We note your accounting policy on deferred income tax assets and liabilities.  However, we also note that you did not recognize any deferred income tax assets and liabilities on temporary differences as of December 31, 2010 and 2009 due to materiality.  Please clarify your accounting policy to disclose how you actually account for income taxes and provide us with your SAB 99 analysis that supports your materiality conclusion.

The Company’s materiality level is set at 5% of the profit before tax for the items set forth in the Consolidated Balance Sheets and Consolidated Statements of Operations and Other Comprehensive Income.  As the unrecognized deferred taxes do not exceed this materiality level, the Company has not provided deferred income tax for any period presented.

(p) Value added tax, page 12

46.	We note that you are subject to VAT tax at 17% on sales of goods. Please disclose how you account for VAT tax and whether you present your revenues on a gross or net basis.

The Company has revised the disclosure in Note 2.  Summary of significant accounting policies - (p) Value added tax in Exhibit 99.1 to disclose how it accounts for VAT tax and to confirm that revenues are presented on a net basis.

Note 3:  Accounts receivable, page 16

47.
We note that you had zero balance for allowance for doubtful accounts for the years ended December 31, 2010 and 2009.  Considering the $5.5 million increase in accounts receivable, please quantify the days sales outstanding for the periods presented and explain significant fluctuations.  Please describe how management assessed the likelihood of collectability of these accounts receivable.

The Company’s management closely follows up the recoverability of accounts receivables and has a team within the finance department that is responsible for collection of accounts receivables.  The Company does not have past track period of experiencing significant doubtful debts.  The days sales outstanding for 2010 and 2009 were 83 and 95 days, respectively. Both are within the normal operating cycle for the industry in the PRC.

12.  Bank Loans

48.
We note the terms of the Shanghai Pudong Development Bank loan of $3.2 million and the Shenzhen Development Bank loan of $944,937.  These term loans expired on September 1, 2010 and December 18, 2010 respectively.  You state that these loans are outstanding at December 31, 2010.  Please revise to clarify the status of these loans as of December 31, 2010.

Securities and Exchange Commission
May 31, 2011	Page 14

The term of the Company’s outstanding loan with Shanghai Pudong Development Bank was extended to August 2011 and the term of the Company’s outstanding loan with Shenzhen Development Bank was extended to May 2011.  The Company has revised the disclosure in Note 12. Bank Loans to correctly reflect the terms of these loans.

Exhibit 99.3

Consolidated Statements of Operations and Other Comprehensive Income

49.
You state that the sources for the pro forma financial statements are the unaudited financial statements of Summit Growth and Victory Score Ltd. as of September 30, 2010.  However, you are presenting financial statements for the year ended December 31, 2010.  Please revise.

The Company has revised the disclosure in the pro forma financial statements on Exhibit 99.3 as requested by the Staff.

50.
Please revise to include an introductory paragraph that briefly describes the transaction for which the pro forma effects are presented, the entities involved, the periods presented and an explanation of what the pro forma presentation shows.  Refer to Article 11 of Regulation S-X.

The Company has revised the disclosure in the pro forma financial statements on Exhibit 99.3 to add Note 1. Basis of Presentation as requested by the Staff.

51.
We note that you provide Diluted EPS for the year ended December 31, 2010 and 2009 based on 27,780,000 shares.  Please explain how you computed the weighted average number of shares for these proforma statements of operations.

The Company has determined that the weighted average number of shares for the year ended December 31, 2010 and 2009 should have been 17,322,805 ordinary shares and has revised the disclosure and the diluted EPS for the periods based on this determination.  As the pro forma consolidated statements of operations present the accounts of TODA and Victor Score for the years ended December 31, 2010 and 2009 as if the acquisition occurred on January 1, 2009 for statement of operations purpose, the total weighted average number of shares used in EPS calculation should be  the same from Jan 1, 2009 to Dec 31, 2010 and would be the total common shares outstanding as of 17,322,805 (post-reverse split) after the reverse merger.

Securities and Exchange Commission
May 31, 2011	Page 15

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart

cc:	Mr. Chuan-Tao Zheng
William W. Uchimoto, Esq.

说　　明

在 2005 年，由国际铜业协会中国分会在北京组织召开的《铜包铝替代纯铜产品发展趋势》的研讨会上，我作为我国用包覆焊接法生产铜包铝产品发明人的专家身份邀请参加会议。会议研讨预测：“当今世界铜资源正在逐日枯竭，而人们对铜材需求量却不断增加。随着铜价的进一步攀升，要求“以铝节铜”或“以铝代铜”的呼声日益高涨。近年来铜包铝线、铜包铝排、铜包钢线、铜包钢绞线以及铜包钢杆件等双金属复合产品在各行各业特别是电线电缆行业中应用技术日趋成熟，用以替代铜材产品的应用范围将越来越广，使用量将越来越大，替代速度将越来越快，市场竞争力也将不断增强“。因此，我预测在未来十年到二十年间，我国铜包铝、铜包钢等双金属复合产品替代铜材的需求量将会产生爆炸式的增长。估计有 25%至 50%的铜产品将被双金属复合产品所替代。

本人依据当时研讨会收集的大量数据，做出以上预测，特此说明，

大　连　交　通　大　学　教授
大连通发新材料开发有限公司技术顾问

戴雅康

2011 年 5 月

姓名 戴雅康
性别 男 民族 汉
出生 1934 年 8 月 14 日
住址 辽宁省大连市沙河口区知音园30号4-5-1
公民身份号码 210204193408144294

Semi Demand Statistics Page 1 of 2

Copper & Copper Alloy Semis Demand ('000 tonnes)

EUROPE

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2
Copper Wire	2095	2094	2193	2360	2251	2362	2370	2311	2429	2449	2420	2673	2754	2648	2085	
Copper RBS	125	116	113	117	98	100	107	96	101	100	96	91	88	93	72	
Copper PSS	356	334	365	366	370	384	350	344	359	375	357	384	354	313	245	
Copper Tube	514	526	506	508	507	527	493	489	488	512	472	491	415	399	320	
Total Copper	**3091**	**3070**	**3177**	**3351**	**3226**	**3373**	**3321**	**3239**	**3378**	**3436**	**3345**	**3640**	**3611**	**3453**	**2722**	
Alloy Wire	94	87	94	93	110	105	106	85	83	85	76	74	74	65	33	
Alloy RBS	1042	939	1078	1180	1117	1233	1084	1046	1004	1066	969	1089	961	854	614	
Alloy PSS	377	327	352	368	370	453	410	320	291	299	290	319	312	261	181	
Alloy Tube	121	93	99	102	97	102	91	78	75	93	85	101	102	93	62	
Total Alloy	**1634**	**1446**	**1624**	**1742**	**1693**	**1894**	**1690**	**1529**	**1453**	**1543**	**1419**	**1583**	**1450**	**1276**	**892**	**1**
Grand Total	**4725**	**4516**	**4801**	**5093**	**4920**	**5267**	**5011**	**4764**	**4822**	**4995**	**4793**	**5246**	**5058**	**4721**	**3613**	

JAPAN

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2
Cu Wire Rod	-	-	-	893	839	830	741	688	681	712	741	746	778	698	530	
Copper RBS	45	47	49	40	29	34	35	32	32	35	34	32	32	33	25	
Copper PSS	196	187	197	172	179	210	173	189	199	218	215	232	228	224	150	
Copper Tube	187	195	174	148	159	171	152	133	138	143	135	145	137	127	97	
Total Copper	-	-	-	**1253**	**1206**	**1245**	**1100**	**1042**	**1049**	**1108**	**1125**	**1155**	**1176**	**1082**	**802**	
Alloy Wire	32	32	31	26	24	29	29	28	27	31	30	30	30	28	18	
Alloy RBS	299	295	295	238	252	284	252	227	237	239	224	240	216	198	141	
Alloy PSS	207	194	197	159	165	189	143	155	154	167	157	152	143	135	82	
Alloy Tube	23	21	20	18	14	13	12	11	9	10	9	11	11	12	10	
Total Alloy	**562**	**542**	**543**	**441**	**454**	**515**	**436**	**421**	**427**	**447**	**421**	**433**	**400**	**372**	**251**	
Grand Total	-	-	-	**1694**	**1660**	**1759**	**1536**	**1463**	**1476**	**1555**	**1545**	**1588**	**1576**	**1454**	**1054**	**1**

USA

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2
Copper Wire	1605	1712	1889	2025	2092	2040	1788	1582	1703	1772	1604	1735	1644	1478	1115	1
Copper RBS	91	85	93	92	108	147	111	85	67	115	116	117	121	104	82	
Copper PSS	189	201	212	227	253	291	233	205	190	221	212	219	197	152	116	
Copper Tube	510	574	567	592	603	620	592	589	587	621	626	560	512	450	347	
Total Copper	**2395**	**2572**	**2761**	**2936**	**3056**	**3098**	**2724**	**2459**	**2548**	**2728**	**2558**	**2631**	**2473**	**2183**	**1660**	**1**
Alloy Wire	38	44	41	45	42	46	38	39	35	37	32	29	23	22	23	
Alloy RBS	435	433	482	472	489	493	373	388	358	386	358	353	298	275	179	
Alloy PSS	349	362	376	365	412	439	309	326	293	329	291	310	283	252	198	
Alloy Tube	41	33	38	41	37	38	33	34	29	32	28	24	21	20	13	
Total Alloy	**863**	**872**	**937**	**922**	**982**	**1016**	**753**	**784**	**716**	**784**	**709**	**716**	**626**	**569**	**413**	
Grand Total	**3257**	**3444**	**3698**	**3857**	**4039**	**4113**	**3478**	**3244**	**3264**	**3512**	**3267**	**3347**	**3099**	**2752**	**2073**	**2**

CHINA

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2
Copper Wire	-	-	-	-	-	1523	1724	2009	2374	2618	2763	3196	3652	4259	4749	5
Copper RBS	-	-	-	-	-	50	57	62	74	113	130	128	150	149	151	
Copper PSS	-	-	-	-	-	156	174	198	250	288	304	381	449	455	502	

http://www.coppercouncil.org/html/GenStats/gssemid.htm 5/17/2011

Semi Demand Statistics Page 2 of 2

Copper Tube	-	-	-	-	-	254	296	332	417	468	578	592	700	686	697	
Total Copper	-	-	-	-	-	**1984**	**2251**	**2601**	**3115**	**3487**	**3775**	**4343**	**4950**	**5548**	**6099**	**7**
Alloy Wire	-	-	-	-	-	82	95	114	138	155	168	187	230	249	238	
Alloy RBS	-	-	-	-	-	319	357	414	520	585	671	714	770	711	743	
Alloy PSS	-	-	-	-	-	301	340	412	523	567	643	710	774	732	715	
Alloy Tube	-	-	-	-	-	97	114	126	156	166	180	189	230	233	224	
Total Alloy	-	-	-	-	-	**799**	**906**	**1067**	**1337**	**1473**	**1662**	**1827**	**2023**	**1988**	**1943**	**2**
Grand Total	-	-	-	-	-	**2783**	**3157**	**3669**	**4452**	**4960**	**5437**	**6170**	**6973**	**7536**	**8042**	**9**

Back

http://www.coppercouncil.org/html/GenStats/gssemid.htm 5/17/2011

辽宁省2011年政府工作报告(全文)

2011年01月27日13:20 辽宁日报

各位代表：

现在，我代表省政府向大会报告工作，请予审议，并请省政协各位委员提出意见和建议。

一、“十一五”时期回顾和2010年工作

“十一五”已经过去，在党中央、国务院和中共辽宁省委的正确领导下，全省各族人民励精图治，奋力拼搏，胜利完成了“十一五”规划确定的各项任务。

“十一五”期间，全省地区生产总值年均增长14%，去年达到18278亿元，比2005年翻了一番多，升至全国第七位。地方财政一般预算收入年均增长24.3%，去年达到2004.8亿元，是2005年的3倍。全社会固定资产投资年均增长30.5%，累计达到5.1万亿元，是“十五”的4.2倍，名列全国前茅。实际利用外商直接投资年均增长42%，累计达到633亿美元，是“十五”的2.9倍，去年跃居全国第二位。城镇居民人均可支配收入由全国第十五位上升到第九位，年均实际增长11.4%，农民人均纯收入年均实际增长9.3%，高出全国平均水平989元。城乡居民收入增幅均超过全国平均水平。

“十一五”期间，是辽宁经济实力提升最快、城乡面貌变化最大、群众得到实惠最多的五年，也是辽宁人民扬眉吐气、老工业基地大展宏图的五年。

“十一五”期间，在原来工作基础上，辽宁终于摆脱了“东北现象”的困扰，经济社会发展进入了快车道；在应对国际金融危机中，经济不仅没有减速，反而脱颖而出；十四个市竞相发展，县域经济、城区经济、服务业几块短板逐渐补齐，一个多点支撑的局面正在形成。

“十一五”期间，辽宁开始实施三大区域发展战略，这是多年经验的升华，这是对省情认识的深化。特别是辽宁沿海经济带开发开放上升为国家战略，沈阳经济区获批为国家新型工业化综合配套改革试验区，极大地提升了辽宁的地位。

“十一五”期间，全省人民精神状态发生了深刻变化。勤劳智慧的辽宁人，在摆脱困境中振奋了精神，在改革开放中激发了豪情，如今信心倍增，干劲倍增，正在意气风发，去实现全面振兴，去进入东部发达省份行列。

各位代表：刚刚过去的2010年，在全省上下共同努力下，我们胜利完成了省十一届人大三次会议确定的各项任务，谱写了辽宁老工业基地全面振兴的新篇章！

初步核算，全省地区生产总值增长14.1%；地方财政一般预算收入增长26%；全社会固定资产投资增长30.5%；社会消费品零售总额增长18.6%；城镇居民人均可支配收入实际增长9.3%，农民人均纯收入实际增长11.5%。主要指标增速继续走在全国前列。特别是一个省的财政一般预算收入三年翻了一番，这在全国是不多见的，它反映出了老工业基地振兴的丰硕成果，也反映出了辽宁发展的强劲态势。我们完全有理由说，2010年，辽宁又是一个丰收年。

（一）三大区域发展战略实现新突破

以港口和产业园区建设为突破口，沿海经济带开发开放全面推进。大连东北亚国际航运中心建设有了新进展。76个港口项目全部开工，新增吞吐能力8000万吨。 42个重点产业园区加速发展。长兴岛临港工业区、锦州开发区晋升为国家级开发区。辽河特大桥建成通车。

沈阳经济区获批为国家新型工业化综合配套改革试验区。沈抚新城、汤岗新城、沈溪新城、北海新区、河东新城、铁岭新城、沈彰新城等38座新城、新市镇建设全面推进，八城市同城化、一体化进程明显加快，五条产业带和十大产业集群建设正在提速。

深入实施突破辽西北战略，通过抓生态环境、基础设施、工业产业集群、农业产业化，特别是在朝阳实施百万亩大棚工程，辽西北三市各项工作都有了新的进展。

在三大战略的引领下，不断创造对外开放的新空间、新热点。实际利用外商直接投资 207.5 亿美元，增长 34.4%，引进内资 4100 亿元。进出口总额增长 28.2%，其中出口总额增长 28.9%。

现在，辽宁商业机会多、商务成本低的后发效应日益凸显，已经成为外资竞相涌入、内资纷至沓来的热土。

（二）工业结构优化升级迈出新步伐

启动实施了工业企业提升工程、项目工程、并购工程、产业集群工程、节能降耗和淘汰落后产能等五项工程。规模以上工业增加值增长 17.8%，实现利润超过千亿元。

工业产业集群开创了新局面，研发、设计、人才培训、检验检测等公共服务平台建设不断加快。销售收入超过百亿元的工业产业集群达到 33 个。通过抓工业产业集群，实现了土地集约、要素集聚，带动了产业结构调整升级，带动了新兴产业发展。

狠抓了一批重大工业项目，大连英特尔芯片、朝阳鞍凌钢铁、华锦集团扩建工程等项目投产。沈阳米其林、华晨宝马新工厂、大连恒力石化、阜新煤制天然气等项目开工建设。

全面推进国家技术创新工程试点省建设，高新技术产品增加值增长 26.4%。辽宁海外学子创业周成为国家级平台。引进海外研发团队 208 个，并购国外科技型企业 50 项。营口、辽阳高新区晋升为国家级高新区。国企改制重组取得重大进展，本钢集团和北台钢铁集团实现合并重组。民营经济增加值突破万亿元，增长 23%，占全省经济总量的 60.5%。

（三）县域经济和城区经济开创新局面

超额完成县域经济三年倍增计划。 44 个县（市）地区生产总值增长 23%；财政一般预算收入 492 亿元，增长 44%。县域工业产业集群初具规模，县城建设步伐加快。东港、开原跻身全国百强县，总数达到 7 个。

大力调整农业结构，粮食产量达到 353 亿斤，肉蛋奶产量 851 万吨，水产品产量 575 万吨。花生种植达到 500 万亩。新增设施农业 150 万亩，新建畜禽标准化养殖小区 3000 个，新增规模以上农事企业 1100 家。

以调整区划和下放管理权限为核心，激发城区经济发展活力，56 个城区地区生产总值增长 17%；财政一般预算收入 911 亿元，增长 24%。

以服务业聚集区建设为载体，提升现代服务业发展水平。服务业增加值 6775 亿元，增长 12.2%。金融环境明显改善，新增贷款 3140 亿元；新增上市公司 15 家，资本市场融资 362 亿元，创历史最好水平；村镇银行达到 41 家，居全国第一。 “信用辽宁”建设全面推进。大力发展温泉、海滨和乡村旅游，旅游业总收入增长 20.7%。房地产市场平稳健康发展，开发投资增长 31%，销售收入增长 15%。

（四）基础设施和生态环境建设成效显著

哈大铁路客运专线全线铺轨贯通，盘营客专、沈丹客专、丹大快速铁路建设顺利推进。沈阳地铁一号线通车运营，大连地铁加快建设。抚顺至梅河口、朝阳至赤峰和长兴岛疏港高速公路建成通车，全省高速公路通车里程超过 3000 公里。

大伙房水库输水二期工程正式通水，锦凌水库、青山水库建设进展顺利。完成 233 座病险水库除险加固任务。绥中电厂二期、呼伦贝尔至辽宁 500 千伏输电工程等电力项目建成投产。

新建的 99 座污水处理厂基本实现运行。 300 兆瓦以上燃煤发电机组完成脱硫改造。建成 30 座生活垃圾无害化处理场。全面完成“十一五”节能减排目标。

组建了辽河、凌河保护区并成立了管理局，实施全流域的整治和管理，辽河干流及主要支流达到五类水质。重点水源地、草原生态建设和湿地保护不断加强。造林资金投入增长 1.4 倍，完成人工造林 540 万亩。

辽宁的环境正在不断地发生变化，坚持数年，我们的家园一定会更加美好。

（五）重点民生工程扎实推进

实现实名制就业 115.6 万人，确保零就业家庭至少实现一人就业。农村劳动力转移就业 21.6 万人。城镇登记失业率 3.7%。

企业退休人员养老金每月人均增加 122 元，城市低保每月人均达到 282 元，农村低保每年人均达到 1744 元，重点优抚对象抚恤和生活补助标准平均提高 16%，33.6 万 60 岁以上的农村居民按月领取了养老金。

150 万国有和集体困难企业退休人员纳入城镇职工基本医疗保险。新型农村合作医疗年人均筹资水平达到 150 元以上，其中政府补助 120 元。建设农村常年病人托管中心 23 个。免费为 5000 名贫困白内障患者实施手术。为 406 名困难家庭先天性心脏病儿童进行了手术治疗。

建设和完善农村九年一贯制寄宿学校 164 所。为 6.6 万名农村困难家庭义务教育阶段子女免费提供学习用品。新建中心敬老院 41 所。新建 338 个乡镇综合文化站和 5962 个农家书屋。完成农村饮水安全工程 2700 处，让 155 万农民喝上了安全水。

新增廉租保障住房 7.8 万户、经济适用住房 6 万户。开工建设棚户区回迁楼 508 万平方米。全面开展村级公益事业"一事一议"财政奖补工作。完成 100 个村的村屯改造任务。

实施整村扶贫 400 个村，移民扶贫 3000 户，全年减少贫困人口 53.2 万人。帮助 6687 户受灾农民重建住房。

采取积极应对措施，加强市场供应和管理工作，做好困难群体的生活救助工作。居民消费价格总水平上涨 3%，低于全国平均水平。

（六）社会事业和民主法制建设取得新进展

全面推进第十二届全运会各项筹备工作，省柏叶体育训练基地竣工。沈阳为十二运配套的大浑南地区建设全面启动。各级各类教育全面发展，推进 13 所高校省部企共建，加强特色学科建设，着力提升高等教育核心竞争力。人才强省战略加快推进。国家基本药物制度试点工作、鞍山公立医院改革试点工作进展顺利。基本医疗保障制度建设全面加快。

大力发展文化事业和文化产业，开工建设了一批文化馆、图书馆、档案馆、博物馆、国防教育馆。群众文化蓬勃发展，精品生产成果显著。一批重大文化产业项目进展顺利。实施省市两级报业资源整合、广播电视有线网络整合，完成广电媒体"三台合一"。

全面完成了对口支援安县恢复重建任务。全面启动了对口帮扶新疆塔城地区工作。积极支持玉树地震灾后重建，大力支援舟曲特大山洪泥石流救灾。

自觉接受省人大及其常委会的法律监督、工作监督，认真落实省人大及其常委会的决议、决定，坚持定期向省人大常委会报告工作制度和向省政协通报工作，主动接受省政协的民主监督，积极支持省政协履行政治协商、民主监督、参政议政职能。定期向各民主党派、工商联和无党派人士通报工作，听取意见建议。办理全国和省人大代表议案、建议 555 件，政协常委会建议案、政协提案 522 件。

全面推进依法行政。政务公开、行政监察、审计监督力度加大，法治政府建设取得新进展。提请省人大审议地方性法规草案和制定省政府规章 20 件。清理政府规章 207 件。受理行政复议案件 170 件。

狠抓社会稳定、安全生产和食品药品安全工作，强化政府应急管理，完善社会治安防控体系，平安辽宁建设成效显著。防汛工作成果明显，实现了大水大汛无大灾。

统筹推进人口和计划生育工作，顺利完成第六次全国人口普查入户登记工作。

国防动员、边海防建设、人防和民兵预备役工作成绩显著，双拥共建工作扎实有效，军政军民团结更加巩固。民族团结进步事业不断向前推进。

国家安全、保密、统计、质监、宗教、外事、侨务、贸促、对台工作不断加强。气象、测绘、知识产权、农垦、老龄、残疾人、妇女儿童、参事、档案、文史、地方志等工作都取得了新的进展。

各位代表：回首“十一五”和去年的工作，我们深切地感到，辽宁取得这些巨大成就，是党中央、国务院正确领导和关怀支持的结果，是省委深入贯彻落实科学发展观正确决策的结果，是全省广大干部群众共同努力奋斗的结果。在此，我代表省政府，向全省各族人民表示崇高的敬意和衷心的感谢！向人大代表、政协委员，向省各民主党派、工商联、无党派人士和各人民团体，向驻辽人民解放军、武警部队官兵、公安民警和中央驻辽单位，向所有关心、支持辽宁的港澳台同胞、海外侨胞和国际友人表示衷心的感谢！

在总结回顾工作的时候，我们也清醒地看到，当前还面临一些困难和问题。主要是经济总量和发达省份相比还偏小，产业结构不尽合理，自主创新能力不强，资源环境矛盾突出，城乡居民生活水平和发达省份相比还有较大差距，社会还存在一些不稳定因素，政府自身建设有待进一步加强。对此，我们要在今后工作中着力加以解决。

二、“十二五”时期发展目标和今年主要工作各位代表：今年，我们开始实施第十二个五年规划。“十二五”时期全省经济社会发展的指导方针是：高举中国特色社会主义伟大旗帜，以邓小平理论和“三个代表”重要思想为指导，深入贯彻落实科学发展观，充分利用好中央进一步实施东北振兴战略、辽宁沿海经济带开发开放上升为国家战略以及沈阳经济区被确定为综合配套改革试验区的优势，以科学发展、创新发展、和谐发展为主题，以加快经济发展方式转变和社会管理模式转型为主线，坚持增量带动结构优化、创新促进产业升级、发展保障民生改善，显著增强综合经济实力和竞争力，显著提高人民生活质量和水平，大力促进社会公平正义，基本实现老工业基地全面振兴的奋斗目标，为提前全面建成小康社会奠定更加牢固的基础。

全省经济社会发展的主要目标是：地区生产总值年均增长 11%，地方财政一般预算收入年均增长 15%，全社会固定资产投资年均增长 15%，实际利用外商直接投资年均增长 15%，外贸出口总额年均增长 15%，城镇居民人均可支配收入年均增长 11%，农民人均纯收入年均增长 10%，城镇登记失业率控制在 4%以内，完成国家下达的节能减排任务。

“十二五”时期，将是我省经济快速增长期。经过多年的努力，辽宁已经形成了高速增长的势头，出现了与发达省份差距不断缩小的态势。只要引导好、利用好、保护好这个势头，只要保持不低于振兴以来的发展速度，不低于东部地区的发展速度，只要更加注重提高经济增长的质量和效益，辽宁就有望在“十二五”迈进东部发达省份行列。

“十二五”时期，将是我省三大区域竞相发展期。辽宁沿海经济带要初步建成产业带、城市带和旅游带，成为我国沿海地区新的经济增长极，成为我国对外开放的新高地。大连要基本建成东北亚国际航运中心。制定和实施海洋发展战略，加快建设“海上辽宁”。要加快推进沈阳经济区一体化发展，八城市基本连为一体，建设全国最具竞争力的城市群，沈阳建设国家中心城市要迈出重要步伐。辽西北要成为活力迸发的新增长区，经济社会发展和人民生活水平与全省平均水平的差距明显缩小。

“十二五”时期，将是我省经济结构大规模调整期。我们要调整城乡结构，城镇化率达到 70%左右。我们要调整三次产业结构，充分发挥科技创新对产业升级的支撑引领作用，做精一产、做强二产、做大三产。我们要调整工业内部结构，大力发展战略性新兴产业、改造提升传统产业、坚决淘汰落后产能。我们还要调整投资与消费结构，在发挥投资对经济增长拉动作用的同时，逐年提高消费对经济增长的贡献率。

“十二五”时期，将是我省基础设施建设高峰期。我们要形成现代水平的海陆空铁交通网络。要完成总长 3988 公里的铁路建设，相当于原有铁路里程的 1 倍。要完成 6 个机场新建扩建工程，实施 10 个新港区建设，其中盘锦港等 4 个港口要力争形成亿吨大港能力。要完成三湾枢纽、锦凌水库、青山水库、猴山水库等水利工程。我们还要稳步推进核电、风电、光伏发电等项目建设，构筑安全、稳定、经济、清洁的现代能源体系。

“十二五”时期，将是我省生态环境大幅度修复期。我们要全面完成四年绿化辽宁计划，使全省森林覆盖率达到 42%以上，林木绿化率达到 48%以上。我们要治理好辽河、大小凌河等江河流域。我们要全面推进生态省建设，进一步完善生态补偿机制，积极推行循环经济、低碳经济等绿色经济模式。

“十二五”时期，将是我省体制转型的攻坚期。我们要全面推进行政管理、财税金融和社会事业等各领域改革，推进国有经济战略性调整，支持鞍钢、本钢、抚顺新钢铁等企业联合重组做大做强，妥善解决厂办大集体等历史遗留问题。完善中小企业发展政策，支持和引导民营经济加快发展。我们要实施更加积极主动的开放战略，全面提升对外开放水平。

“十二五”时期，将是全省人民生活水平进一步提升期。我们要努力实现居民收入增长和经济发展同步，全省城乡居民收入要达到新水平。我们要继续加强社会保障体系建设，要创造更多的公平就业机会。我们要大力发展社会主义文化，建设文化强省。努力提升社会事业发展水平，推进社会管理创新。

辽宁“十二五”的蓝图已经绘就。对辽宁人民来说，“十二五”一定是一个激动人心的年代，一定是一个创造奇迹的年代。

各位代表：今年是实施“十二五”规划的第一年。今年全省经济社会发展的主要预期指标是：地区生产总值增长11%，地方财政一般预算收入增长15%，全社会固定资产投资增长20%，城镇居民人均可支配收入增长11%，农民人均纯收入增长10%，城镇登记失业率控制在4.3%以内。

在实际工作中，我们不但要完成这些目标，更要力争超过这些目标。我们一定要实现一季度“开门红”，上半年“双过半”，全年“两个不低于”的目标。我们一定要在“十二五”开局之年旗开得胜、首战告捷。

（一）深入实施三大区域发展战略

沿海经济带开发开放要有新突破。要抓好大连东北亚国际航运中心建设，力争集装箱吞吐量早日突破一千万标箱。积极推进长兴岛自由贸易试验区申报工作。要狠抓港口建设，特别是抓好葫芦岛石河、盘锦荣兴、锦州龙栖湾、丹东海洋红4个亿吨大港建设。要狠抓对外开放高地建设，沿海六市实际利用外商直接投资要达到150亿美元，引进内资增长40%以上。沿海42个重点产业园区的基础设施建设、招商引资工作要取得突破性进展。

沈阳经济区建设要有新进展。要以铁路、公路、高速公路为一体的交通走廊和城际连接带建设为突破口，加速推进八城市一体化、同城化，要以38个新城和新市镇为载体，布局产业、聚集人口，将沈阳经济区尽快连为一体，实现新型工业化和城镇化互动发展。大力推进本溪生物医药、抚顺先进能源装备、辽阳芳烃及精细化工等国家高新技术产业化基地加快发展，高水平构筑沈辽鞍营经济带、城市带。年内，沈阳、抚顺、铁岭三市要实现024电话区号共享。

突破辽西北要有新成果。朝阳重点要抓好设施农业、环境治理、资源科学有序开发和基础设施建设四项工程。阜新重点要抓好煤制天然气等重大项目，大力推进液压、皮革等六大产业集群发展和花生大市建设，支持阜新争取获批为国家资源型城市转型示范城市。铁岭重点要抓好改装车、起重机械、换热设备等工业产业集群，做大做强东北物流城和金融后台服务基地。

（二）大力发展县域经济

坚持城乡统筹发展，以壮大县域经济为载体，加快新农村建设，落实强农惠农措施，同步推进工业化、城镇化和农业现代化。全面启动新一轮县域经济三年倍增计划，力争再新增两个全国百强县。

大力发展现代农业。以提高亩产出效益为重点，加快种子研发体系建设，启动1000万亩水稻单产提升工程，实施1000万亩花生及油料作物种植工程，抓好1000万亩设施农业和1000万亩名优水果开发工程。大力发展畜禽标准化规模养殖，加强重大动物疫病防控。合理开发利用海洋资源，着力抓好长海县等岛屿旅游开发和海洋牧场建设。

狠抓农业产业化，省市筹资60亿元，带动社会投资600亿元以上，重点支持一批投资额超过10亿元的农产品加工业项目。大力推进一县一业。

加快县域工业产业集群建设。年内工业产业集群都要有清晰的定位，都要全面开工建设，都要形成一定规模。

着力提升县城规划和建设水平，加快一批中等城市和100个中心镇建设，积极稳妥地推进农村人口有序向城镇转移。

（三）全面实施工业五项工程

实施工业五项工程，是发展战略性新兴产业的主要载体，是辽宁工业全面振兴的战略之举，我们一定要形成强大氛围，务求实现新的突破。

企业提升工程，要重点抓好企业重组改造、上市和培育品牌工作，增强企业核心竞争力。年内新增销售收入百亿元以上的企业 8 户，力争拥有销售收入超千亿元的企业。加快培育 100 户销售收入十亿元的新兴高技术领军企业。

产业集群工程，要加快 34 个重点产业集群和特色产业基地建设。销售收入百亿元以上的产业集群达到 45 个、千亿元的产业集群达到 5 个。

项目工程，要抓好 100 个总投资 1900 亿元的战略性新兴产业项目，10 亿元以上的重大工业项目达到 350 个，工业固定资产投资突破 8500 亿元。*(注：电力投入大概为 2%，约 200 亿人民币，约* ***30 亿美元****)*

并购工程，要以装备制造、电子信息等行业为重点，完成国内外企业并购项目 80 个。

节能降耗与淘汰落后产能工程，要完成国家下达的任务。

要组织好 80 项重大关键技术攻关。加快高新技术产业基地研发中心和孵化器建设，积极构建以企业为主体、市场为导向，产学研结合的科技创新体系。高新技术产品增加值增长 20%以上。

（四）加快城区经济和服务业发展

加快推进城区区划调整和下放城区管理权限，全面完成第一个城区经济三年倍增计划。每个城区财政一般预算收入都要达到 3 亿元以上。

加快服务业聚集区建设。着力推进 100 个服务业重大项目，形成 20 个营业收入 50 亿元以上的现代服务业聚集区。大力推进信息通讯、现代物流、文化创意等新兴服务业发展。

重点抓好金融业发展。力争更多的基金公司来辽宁投资。争取新增上市企业 30 家。完成沈阳农商行、大连农商行的组建。新增金融机构贷款 3000 亿元以上。

保持房地产业平稳健康发展，房地产开发投资和销售额分别增长 15%。

加快建设温泉旅游大省，重点建设本溪、营口、辽阳等 7 个温泉旅游产业聚集区，建设一批特色旅游小镇和休闲度假基地。保护利用好工业文化遗产。旅游业总收入增长 18%以上。

进一步扩大内需，健全城乡市场流通体系，培育新兴消费热点。实施新农村现代流通服务网络工程。社会消费品零售总额增长 16%。

采取有力措施，加强价格监管，完善物价补贴，管好“米袋子”、“菜篮子”，建好“菜园子”，继续把居民消费价格涨幅控制在全国平均水平之下。

（五）进一步深化改革扩大开放

继续推进重点企业重组，培育具有国际竞争力的大型企业集团。实施民营经济腾飞计划，积极解决中小企业融资难问题，民营经济增加值增长 23%。加大分配制度改革力度，完善职工工资集体协商机制，着力解决收入差距不断扩大问题。加快水利改革和发展。推进国有林场改革，完善集体林权制度改革。继续深化行政管理体制改革。认真做好辽阳全域城市化试点和绥中县经济社会管理权限改革试点工作。

切实改善投资环境，形成对外开放的强大态势。坚持“走出去”、“引进来”并重，组织好重大招商活动，实际利用外商直接投资要增长 15%以上，引进内资达到 5000 亿元以上。

继续加大外贸出口力度，大力调整出口结构，外贸出口总额突破 500 亿美元。加快“走出去”步伐，支持企业在省外、海外投资发展。

（六）加强基础设施建设

哈大客运专线全线通车，京沈客专、沈丹客专、盘营客专、丹大快速铁路、沈阳和大连地铁工程加快建设。启动京哈高速公路辽宁段改造前期工作。沈阳、大连、丹东、锦州、营口和阜新机场新建扩建项目争取早日开工。

红沿河核电二期、徐大堡核电一期、桓仁抽水蓄能项目开工建设，扎实做好渤海等输配电工程和新一轮农村电网升级改造工程。大力发展风电、太阳能光伏发电等清洁能源。

继续推进大伙房水库输水应急入连工程、三湾枢纽、锦凌水库、青山水库等重点供水项目建设，开工建设长海县输水工程和猴山水库。

（七）狠抓生态环境建设

大力实施造林绿化工程。拓宽辽西北边界防护林和海防林。广泛开展道路两侧景观绿化、城乡绿化、河滩地绿化和单位绿化竞赛达标活动。 400 万亩 25 度坡以上耕地，要逐步退耕还林、还草。全社会绿化投资力争达到 300 亿元，人工造林 500 万亩以上。

全面开展辽河、大小凌河流域生态环境集中整治。坚决禁止河道滥采滥挖、滥建滥排，全面恢复河滩地生态，实现水质状况进一步改善。完善大伙房、观音阁等水库上游生态补偿机制，加大辽河三角洲湿地保护和海洋污染防治力度。

全面治理积极推进热电联产，努力实现一县城一热源，一市一至几个热源。大力推广地源、污水源、海水源等供暖新技术。积极推进清洁燃料开发使用。我们要在建设城市、县城垃圾处理场和污水处理厂工程的同时，启动实施乡镇垃圾处理场和污水处理厂建设工程。这是一项投资巨大的工程，又是一项非干不可的工程。否则，农村环境难以改变，面源污染难以解决。

广泛深入地开展全民爱国卫生运动，美化城市，净化环境。

（八）全力办好民生工程

今年的民生工程，要继续巩固发展原有成果，切实提高人民群众的幸福感。实现实名制就业 100 万人；提高企业退休人员基本养老金标准、城乡低保标准、重点优抚对象生活补助标准；扩大新型农村社会养老保险试点覆盖范围；实施“蓓蕾慈善救助工程”；实施文化信息资源共享工程，抓好“送戏下乡”和农家书屋建设；改善农村寄宿制学校办学条件，为农村困难家庭义务教育阶段子女免费提供学习用品；解决 150 万农村人口饮水安全问题；实施“万村千乡市场工程”；进一步做好抚顺、本溪、阜新等地国有工矿企业棚户区改造和沉陷区治理工作。

今年的民生工作，我们还要从老百姓最关心、最急需解决的实事着手，努力实现新突破。

全年要完成 34 万户保障性住房任务。

积极推进学前教育合理布局，连锁发展，下决心解决入园难、入园贵问题。

对 857 个贫困村实施整村推进扶贫，确保 105 万贫困人口年人均纯收入由 1500 元以下增加到 1800 元以上。

改造、维修农村公路 5000 公里，着力解决农村公路的日常养护、维修问题。

开展绿色村庄活动，每个行政村栽树 1000 棵，省市县都要给予补贴。

实施 29 个农村常年病人托管中心建设，完善托管工作运行机制，全年新增托管对象 2000 人以上。

免费为31万农村适龄妇女进行健康体检和保健教育；建设农村单亲贫困母亲安居住房1000套。开展农村儿童重大疾病保障试点；广泛开展"科学用盐、健康家庭"专项活动。

深化医药卫生体制改革，做好鞍山公立医院改革试点工作，努力解决群众"看病难"、"看病贵"问题。

年内建成孤儿学校、残疾人职业学校，扩建残疾人康复中心。加大力度推进社会化养老夕阳工程，新增养老床位2万张。

建立和完善城乡贫困家庭子女，从学前教育到高等教育，从公办学校到民办学校，全程资助、全面覆盖的助学政策体系，绝不让这些孩子因贫困而失学，更不让这些孩子因贫困而失去尊严。

我们要怀有一颗赤子之心、一颗忧国忧民之心，抓好民生工程。要让全省人民感到更多的温暖，得到更多的实惠，看到更多的希望；要让改革开放的成果更多地惠及人民群众，要让我们的父老乡亲生活更加美好。

（九）加快发展各项社会事业

加大教育改革和投入力度，实施基础教育强县建设工程，促进义务教育均衡发展，启动普通高中优质发展工程，整合职业教育资源配置，构建现代职业教育体系。加强高校优势学科、学科带头人和重大学科平台建设，建立大学校长目标责任制，加强大学生创业平台建设，努力实现教育强省目标。抓好重大人才工程，引进海外研发团队100个、外国专家2.8万人次。

省博物馆、档案馆、科技馆、图书馆、广播电视台等项目要全面开工建设。各市、各县区也要开工建设一批新的文化设施。启动一县一座数字影院建设。集中有效资源，积极发展群众文化，提高全民文明素质。深化文化体制改革，大力发展文化产业，做大做强一批文化产业集团和产业基地。

实现基本医疗保障制度覆盖全省城乡居民，政府办基层医疗机构全部实施国家基本药物制度，扩大基本公共卫生服务项目，健全城乡医疗卫生服务体系。

积极做好第十二届全运会筹备工作，力争比赛场馆完工80%以上。

（十）不断推进民主法制建设

继续加强民主法制建设。自觉接受省人大及其常委会的法律监督、工作监督。积极支持政协履行政治协商、民主监督和参政议政职能。坚持向民主党派、工商联和无党派人士通报工作制度。认真办理好人大代表的议案、建议和政协提案。贯彻落实《全面推进依法行政实施纲要》，健全完善行政执法责任制，强化政府层级监督，加强监察、审计等专门监督，加快法治政府建设。做好普法教育和法律服务。完善社会诚信体系，推进"信用辽宁"建设，整顿规范市场经济秩序和社会中介组织。切实加强基层民主政治建设。加大城乡社区建设投入力度，构建和谐社区。进一步加强民族宗教工作，积极扶持少数民族地区加快发展。制定实施计划，开展"兴边富民"行动。

深入推进平安辽宁建设。加强社会矛盾排查和化解，强化政府应急管理、网络安全监测管理。采取有力措施，严格食品药品安全监管，让人民群众吃上放心食品、用上放心药品。切实加强安全生产监督管理，落实安全生产责任，坚决遏制重特大事故发生。

努力支持国防和军队建设。加强国防动员、国防教育、民兵预备役、边海防和人防建设。拓宽军民融合发展途径，深入开展双拥共建活动，巩固军政军民团结。

继续做好人口和计划生育、妇女儿童、老龄、残疾人、外事侨务、对台、质监、统计、档案、文史、参事、国家安全、保密、地方志、气象、测绘、知识产权、贸促、农垦等工作。

各位代表：面对"十二五"发展的新形势、新任务，各级政府和全体公务员责任重大，使命光荣，任务艰巨。

我们必须始终保持奋发有为的精神状态、拼搏进取的昂扬激情，满怀殷殷报国之志、拳拳为民之心，抓住前所未有的机遇，开创前所未有的事业。

我们必须始终抓好工作落实。要敢于面对问题，要敢于走进矛盾，要敢于决策，要敢于担当。对每项具体工作，都要加强绩效管理，都要强化过程考核，都要落实行政问责，都要完善责任追究。

我们必须始终坚持高效工作。健全科学决策、民主决策、依法决策机制，完善行政决策风险评估，切实转变政府职能和工作作风。凡事要定了就办，办就快办，办就办好。

我们必须始终遵守廉洁从政准则。全面推进 “五大系统”建设，规范行政权力运行，不断加强队伍建设，从源头上预防腐败，塑造风清气正的政务环境，努力建设廉政勤政的政府，努力建设让人民放心满意的政府。

各位代表：我们已经走进了“十二五”，我们已经开始了新的征程。让我们更加紧密地团结在以胡锦涛同志为总书记的党中央周围，在中共辽宁省委的正确领导下，以更加昂扬的斗志，更加饱满的激情，奋力拼搏，建设辽宁更加美好的明天！

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八部门发布关于推进第三代移动通信网络建设意见

2010年3月17日，工业和信息化部、国家发展改革委、科技部、财政部、国土资源部、环境保护部、住房和城乡建设部、国家税务总局联合印发了《关于推进第三代移动通信网络建设的意见》。全文如下：

工业和信息化部国家发展和改革委员会科学技术部财政部国土资源部环境保护部住房和城乡建设部国家税务总局文件

- 东方财富通手机炒股软件 揭秘手中股票不涨怎么办？
- 小心行情突然发生逆转 注意！后市很可能有特大利好

工信部联通[2010]106号

各省、自治区、直辖市、计划单列市及新疆生产建设兵团工业和信息化主管部门、通信管理局、发展改革委、科技厅、财政厅、国土资源厅、环保厅、建设厅、国税局、地税局，中国电信集团公司、中国移动通信集团公司、中国联合网络通信集团有限公司：

为落实《电子信息产业调整和振兴规划》，引导推进第三代移动通信网络建设，拉动国内相关产业发展，切实发挥3G对国民经济和社会发展的促进作用，现就推进我国3G网络建设提出以下意见：

一、充分认识3G网络建设的重要性，共同推进网络建设发展

发展3G是提升自主创新能力和相关产业竞争力的重要手段，也是应对金融危机影响，实现扩内需、保增长、促就业的重要举措，对于我国国民经济和社会长远发展具有重要意义。TD-SCDMA

http://finance.eastmoney.com/news/1355,2010040871492138.html 5/17/2011

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(以下简称TD)是我国通信业第一个拥有自主知识产权的3G国际标准，对于建设创新型国家，加快产业结构调整和优化升级，保障网络与信息安全具有重要意义。3G网络建设是3G发展中的关键环节，是促进产业壮大和应用繁荣的基础，关系3G发展的成败。

自2009年初3G牌照发放以来，电信企业制定了3G发展规划，在各方的共同努力和支持下，3G网络建设基本顺利开展，投资已超过1600亿元。但目前在3G网络建设中，基站选址困难、业务应用不足等问题日益突出，将影响到后续3G建设的顺利开展。

各有关单位要充分认识3G网络建设的重要意义，着力解决3G网络建设和应用中的困难和问题，共同推进网络建设发展。

二、落实3G发展规划，促进网络协调持续发展

电信企业要切实落实3G发展规划，按照国家有关规定和技术规范开展3G网络建设，加大加深3G网络覆盖，积极开展网络优化，改善网络性能，确保网络与信息安全。要统筹协调3G与2G以及未来网络演进的关系，充分利用2G已有网络资源，发挥已有投资效益，逐步引入增强型技术，在网络建设中考虑与未来演进的结合，保障网络的平滑升级。要通过电信基础设施共建共享加快网络建设，节约建设成本，减少重复建设。到2011年，3G网络覆盖全国所有地级以上城市及大部分县城、乡镇、主要高速公路和风景区等，3G建设总投资4000亿元，3G基站超过40万个，3G用户达到1.5亿户。

三、制定和出台3G网络建设的支持政策，解决网络建设困难

各级通信行业主管部门要会同城乡规划、国土资源、市政等部门，组织电信企业编制基站站址、管道、杆路等设施的专项规划，专项规划应符合当地土地利用总体规划和城乡规划的要求并做好相关衔接。各级城乡规划、国土资源和投资主管部门在住宅小区、商住楼、办公楼等建设项目的审批中，明确为通信建设配套预留站址资源，在地铁、机场、车站、铁路、公路等公共设施项目的审批中统筹考虑通信建设的需求，并保证电信企业的平等进入。各级环保部门应根据移动通信网络点多面广的特点，在保障人民群众健康安全的同时，通过对移动通信网络建设规划的环评审批加快审批进度，对基站的建设可简化审批手续。各相关单位要积极协调推动政府机关、企事业单位开放楼宇资源提供站址，支持3G建设。

四、引导和支持3G网络应用发展和创新，带动3G网络建设升级

电信企业要以市场为导向，联合产业链相关企业，发挥各自网络和技术优势，开发适合3G网络及移动互联网的特色业务，不断丰富3G业务种类，加快3G应用的创新，探索3G应用的商业模式，形成差异经营、合作共赢的良性发展局面，促进工业化和信息化融合，以应用带动网络建设升级。对利用3G开展研发、技术改造、增值服务的企业，符合税收法律法规规定条件的，依法享受有关税收优惠政策。将TD等3G的网络建设、应用和研发纳入《产业结构调整指导目录》鼓励

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类。TD产品和应用，经认定为国家自主创新产品的，可列入《国家自主创新产品目录》和《政府采购自主创新产品目录》。鼓励政府、行业信息化和电子商务中广泛应用TD等3G技术。

五、继续落实和完善支持3G发展的其他政策措施，保障3G网络建设

继续利用国家科技重大专项、高新技术产业化专项、科技支撑计划、电子发展基金、重点产业振兴和技术改造专项资金、自主创新产业化资金等相关政策措施，落实国家对TD等3G的各项支持。开展3G增强型技术和未来演进技术的标准化、产业化和业务应用研发等工作，同时促进设备及终端产业的发展，根据发展需要，增加3G及其演进技术发展所需频率资源。加强对3G网络与信息安全的监督和管理，完善网间互联互通监管措施，完善电信基础设施共建共享配套措施，营造健康有序的市场竞争环境。

六、加强组织领导，确保各项工作落到实处

各有关单位要加强组织领导，落实责任分工，密切配合协作，务求实效，及时研究解决发展中出现的突出问题和矛盾，不断调整完善相关政策，进一步发挥3G网络建设和业务应用对国民经济和社会发展的促进作用。有关单位要加强对本意见贯彻执行情况的督促检查。

>>每日机构资金流向分析　新一代行情中心:全球市场尽收眼底　手机快速查行情

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sina 新浪财经 新浪财经 > 评论 > 中国行动应对经济下滑风险 > 正文

详解四万亿中央投资：罕见用出手要快要求执行

http://www.sina.com.cn 2008年11月20日 10:12 南方新闻网

1998年的"积极财政政策"含有为改革埋单的成分，今年的经济刺激计划要更为单纯一些

刺激措施更像是强心针，而不是治本之良药。中国经济的根本出路在于大力发展第三产业

跟美国7000亿美元的救市计划相比，中国4万亿元人民币的经济刺激计划在着力点上有着显著不同

11月5日，国务院常务会议决定，中国将采取十大措施，在未来2年内投资4万亿元，以刺激经济。会议第一次采用"积极的财政政策和适度宽松的货币政策"来描述中国的宏观经济政策，并罕见地用"出手要快、出拳要重、措施要准、工作要实"要求执行新的经济刺激计划。

该消息于9日正式公布后，A股市场在其后的一周中连续上涨，甚至带动了海外股票市场的上扬。

这是1998年以来中国再一次实行大规模的经济刺激计划。

从文字表述来看，两次在财政政策上是一致的，都是"积极的财政政策"，就是扩张性的财政政策。货币政策上则有所不同，1998年实行的是"稳健的货币政策"，而今番则是"适度宽松的货币政策"。这一方面显示了本次经济刺激计划在力度上可能要强过上一次，另一方面大概也有吸取上一次经验教训的意思：伴随着扩张性的财政政策的如果是"稳健的货币政策"，等于一边加油门，一边踩刹车，造成政府财政投资挤压民间投资的结果，此长彼消，结果是投资结构发生了变化，而总量的增加则有限(1998年，中国固定资产投资总额为2.85万亿元，增长14.1%，其中，国有经济投资1.57万亿，增速高达19.6%)；而"适度宽松"的货币政策与"积极的财政政策"搭配，应该更能达到刺激经济的目的。

过去的十年，中国经济取得了显著的增长。1998年，中国的GDP为7.955万亿，财政收入为0.99万亿元，财政赤字为922亿元，大约占财政收入的10%；而今年，预计GDP将为27万亿左右，约为1998年的340%，预计财政收入将会突破6万亿元，约为1998年的600%。财政手上的钱明显地多了，所谓"长袖善舞"，财政政策的空间也明显地要比1998年大不少。比如，如果财政赤字保持1998年的水平，仅赤字一项，就有6000亿的空间。

1998年的时候，国企改革、房改、医改、粮改等都在次第推出，与这些改革相伴随的是

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下岗、财政支出显著增加(其中最明显的是当年发行2700亿的特别国债，注资几家国有银行以促进其改革)。从这个意义上来说，1998年实行的“积极财政政策”一方面是应对亚洲金融危机，一方面是为多项改革措施埋单(当然，还有为此前几年过于严厉的紧缩政策做补偿的意味)。

从目前的情况来看，本轮“积极财政政策”是更为单纯的刺激经济，不含有支付改革成本的意味。说到成本，它更多地是为中国过去几年来形成的经济增长模式付出代价。这个模式是，经济发展严重依赖第二产业，形成远超过本土市场需求的巨大产能，这些产能必须依赖外部市场来消化，于是形成巨额外汇储备。外部市场一有风吹草动，或者国际货币发生突变，都会严重地影响到中国经济。

南方周末同日相关报道：

各地政府全力冲刺四万亿计划

启动保障房总投资需土地信贷政策配合

农村基础设施：水利建设占大头

交通基建贡献2个百分点的GDP增长率

基层医疗卫生迎来井喷式投入增长

国十条将大力拉动环保建设 自主创新结构调整力度有限

提高城乡居民收入：细节尚待公布

增值税转型：效果尚不明朗

信贷：经济刺激方案的加热器

地方政府投资计划逾十万亿

更多精彩评论，更多传媒视点，更多传媒人风采，尽在新浪财经新评谈栏目，欢迎访问新浪财经新评谈栏目。

以下是本文可能影响或涉及到的板块个股：

综合个股行情一览 查看该分类所有股票行情

鲁信创投	52.04	-1.16%	宁波富达	9.19	-8.01%
悦达投资	17.46	0.87%	东方集团	7.38	-0.54%
航天机	12.48	0%	正和股	5.86	0.34%

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当外部市场发生变化的时候，把目光投放到国内是一个现实的选择。而当企业还正在为不利的经济环境变化而自顾不暇、无意增加投资的时候，用财政投资来带动经济也是一个合理的选择。

但是，需要注意的是，这只是在非常时期的非常举动：铁路、高速公路什么的反正迟早要建，既然现在看不到好的项目，经济发展缺乏动力，政府出面提前把它们建了，可以避免经济一下子滑落得很厉害。需要强调的是，它是经济的强心针，却非治本。

从长期来看，中国需要做的事情是放手发展第三产业。那是一个既可以解决大量就业问题，又有强大需求的产业。

另外，减税虽然看起来不是那么“积极”的财政政策，但是它对经济的健康发展要胜过政府自己直接投资：从长期来看，政府把钱从社会收上来，然后又自己去投资，当然不如少收点钱，让社会自己去投资。

当然，在本次公布的十大措施中，减税也是其中之一：改革原有的增值税，据称可以减轻企业负担1200亿元。跟4万亿的计划比起来，这个减税计划还是显得小了点。

作为对比，在美国7000亿美元的救市计划中，减税的额度为1500亿美元，所占比例超过20%。

比较这两个版本的救市计划是个很有意思的题目。

“美国版”救市计划很有美国特色。7000亿美元的计划是财政部向国会提出的，结果第一次投票的时候还被众议院给否决了，逼得财政部数易其稿，中间拉拉扯扯地搞了半个来月，计划才得以通过(上文提到的1500亿美元减税就是后来增加的内容)。远不能做到“出手要快”。

不过，中国虽然占了出台计划效率高的好处，投资效益是否也高就难说了。从上一轮“积极的财政政策”来看，这样的担心并非杞人忧天。显然，中国决策者已经意识到了这个问题。11月16日，中央深入学习实践科学发展观活动领导小组发出通知，强调扩大内需必须防止重复建设，防止一哄而起盲目铺摊子上项目。

从数目字上来看，4万亿元人民币和7000亿美元确有一比。不过，细究起来，差别还是蛮大的。

美国的7000亿美元是联邦财政和联储拿钱，并采取注资、减税等方式来实现。简单地说，出钱的是政府，真正花钱的还是企业，政府只是用财政的钱换了企业的股票，未来可以择机套现走人。

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而中国的4万亿显然不可能全部来自中央财政，而是“中央财政+地方财政+民间投资”构成的，目前还不清楚中央政府、地方政府以及民间投资将会是个什么比例。

另外一个明显的区别在投资样式上。中国采取的主要样式估计不是向哪个企业注资、买它的股票，而是自己亲自上马，上项目、铺摊子。我想，如果能在样式上动一些心思，做一些改革，或许将会更有利于投资的效率。（来源：南方周末 记者 陈涛）

南方周末

相关报道：

地方政府投资计划逾十万亿

各地政府全力冲刺四万亿计划

农村基础设施：水利建设占大头

提高城乡居民收入：细节尚待公布

更多精彩评论，更多传媒视点，更多传媒人风采，尽在新浪财经新评谈栏目，欢迎访问新浪财经新评谈栏目。

文章来源：http://finance.sina.com.cn/review/20081120/10125530836.shtml

http://finance.sina.com.cn/review/20081120/10125530836.shtml 5/17/2011